3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA  19103-2799
215.981.4000
Fax 215.981.4750
John M. Ford
direct dial: 215.981.4009
direct fax:  215.981.4750
fordjm@pepperlaw.com

September 16, 2019

Via EDGAR

Filing Desk U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Oak Associates Funds 1933 Act File No. 333-42115 1940 Act File No. 811-08549 Preliminary Proxy Material

Ladies and Gentlemen:

Pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, submitted electronically via EDGAR is a preliminary copy of the proxy statement, proxy card and notice of meeting to be furnished to shareholders of the White Oak Select Growth Fund, Pin Oak Equity Fund, Rock Oak Core Growth Fund, River Oak Discovery Fund, Red Oak Technology Select Fund, Black Oak Emerging Technology Fund and Live Oak Health Sciences Fund (collectively, the “Funds”), each a series of the Oak Associates Funds (the “Trust”), in connection with a Special Meeting of Shareholders of the Trust to be held on or about December 10, 2019 (the “Meeting”).  At the Meeting, shareholders of the Funds will be asked to approve a new investment advisory agreement between the Trust, on behalf of the Funds, and Oak Associates, ltd. The Trust anticipates that the definitive proxy materials will be sent on or about October 3, 2019 to shareholders of record on September 18, 2019.
If you have any further questions, please contact the undersigned at 215.981.4009.
Sincerely,
/s/ John M. Ford
John M. Ford
Partner

cc:	Charles A. Kiraly, President, Oak Associates Funds Margaret L. Ballinger, Chief Compliance Officer, Oak Associates Funds

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